Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Standard Motor Products, Inc. and Subsidiaries

We consent to the use of our reports dated February 24, 2021, with respect to the consolidated balance sheets of Standard Motor Products, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 annual report on Form 10-K of Standard Motor Products, Inc. and subsidiaries and are incorporated by reference herein.

/s/ KPMG LLP

New York, New York

May 21, 2021